News Release

TransAlta Announces $47 million in Cost Savings Through Position Eliminations, Efficiency and Productivity Initiatives

CALGARY, Alberta (September 29, 2015) – TransAlta Corporation (“TransAlta”) (TSX: TA; NYSE: TAC) today announced further staff reductions as it continues to focus on improving its competitive position and meeting the needs of its customers in a dynamic economic environment.

Earlier this year TransAlta improved productivity at its Canadian coal and mining business unit by reducing the headcount by 247 employees and optimizing mine operations, changes which are expected to reduce costs by approximately $22 million.

TransAlta today further reduced its overhead costs by eliminating 239 positions, primarily at its corporate head office in Calgary, which is expected to result in an additional cost-savings of approximately $25 million.

These changes are part of decision to streamline operations, decentralize decision-making and reduce management to meet TransAlta’s goal of being “the lowest-cost producer in the Alberta so that we can be profitable in any market conditions,” said Donald Tremblay, Chief Financial Officer.

“These are important steps in the context of a very competitive Alberta market and they will ensure sustainable cost reductions into the future,” said Mr. Tremblay. Ongoing economic and regulatory uncertainty has made it necessary for TransAlta to reduce its workforce to control costs and manage the impact of Alberta’s economy on demand for electricity. “We have responded to these challenges by sharpening our focus on providing the most competitive pricing for our customers,” he added.

The total number of position reductions in the company, including positions closed through lay-offs, attrition and a hiring freeze, is now 486 for 2015. Total costs savings related to restructuring are expected to be approximately $47 million.

About TransAlta:

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate wind, hydro, natural gas and coal facilities in order to provide customers with a reliable, low-cost source of power. For over 100 years, TransAlta has been a responsible operator and a proud contributor to the communities in which it works and lives. TransAlta has been selected by Sustainalytics as one of Canada’s Top 50 Socially Responsible Companies since 2009 and is recognized globally for its leadership on sustainability and corporate responsibility standards by FTSE4Good.

Forward Looking Statements:

This press release contains certain forward-looking statements, including statements regarding expected cost savings, market conditions and TransAlta's business and strategy. The reader is cautioned that forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties, assumptions and other factors which are difficult to predict. Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the business and the industry and markets in which TransAlta operates. Certain assumptions underlie the Company's expectations regarding forward-looking statements, which include, among others, that there will be no unanticipated costs associated with the cost reduction plan. Accordingly, readers should not place undue reliance on forward-looking statements, which are qualified in their entirety by this cautionary statement. TransAlta does not undertake any obligations to release publicly any revisions for updating any voluntary forward looking statements, except as required by applicable securities law.

For more information:

Investor Inquiries:	Media Inquiries:
Jaeson Jaman	Stacey Hatcher
Manager, Investor Relations	Manager, Communications
Phone: 1-800-387-3598 in Canada and U.S.	Phone: Toll-free media number: 1-855-255-9184
Email: investor_relations@transalta.com	Email: ta_media_relations@transalta.com